Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS (LOSS) PER SHARE OF CLASS A STOCK

THREE MONTHS ENDED MARCH 31,	2010	2009
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC EPS
Net income (loss) as reported	$(8,805)	$12,494
Income (loss) per Class A Share	$(0.16)	$0.22
Weighted average number of shares used in calculation (in thousands)	56,134	56,153

DILUTED EPS
Net income (loss) as reported	$(8,805)	$12,494
Income (loss) per Class A Share	$(0.16)	$0.22
Weighted average number of shares used in calculation (in thousands)	56,134	56,601